UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                            nStor Technologies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  449-684-10-91
                                 (CUSIP Number)

                        Mr. H. Irwin Levy, Vice Chairman
                            nStor Technologies, Inc.
         100 Century Boulevard, West Palm Beach, FL 33417, 561/640-3100
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  June 7, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 449-684-10-91
--------------------------------------------------------------------------------
1     Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons

      ###-##-####
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See
      Instructions)
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds (See Instructions)

      PF
--------------------------------------------------------------------------------
5     Check If Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                                  |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power

                        42,077,844
                        --------------------------------------------------------
  Number of       8     Shared Voting Power
   Shares
Beneficially            0
  Owned by              --------------------------------------------------------
    Each          9     Sole Dispositive Power
  Reporting
   Person               42,077,844
    With                --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      42,077,844
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions)                                      |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      30.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

      Item 1. Security and Issuer.

      The class of equity securities to which this Schedule 13D relates is the shares of common stock .05 par value per share (the "Shares") of nStor Technologies, Inc. (the "Company"). The principal executive offices of nStor Technologies, Inc. is located at 100 Century Boulevard, West Palm Beach, FL 33417.

      Item 2. Identity and Background.

      This statement is being filed by Maurice A. Halperin. My business address is 17890 Deauville Lane, Boca Raton, FL 33496. I am a private investor. During the last five years, I have not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) and I have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in my being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. I am a citizen of the United States.

      Item 3. Source and Amount of Funds or Other Consideration.

              N/A

      Item 4. Purpose of Transaction.

      This Amendment No. 5 to my Schedule 13D is being filed to report updated information regarding my beneficial ownership of shares and voting control in the Company. In Amendment No. 4, filed on November 29, 2001, I reported beneficial ownership directly by me of 42,077,844 shares. I also reported that, upon shareholder approval of a Preferred Stock Purchase Agreement dated November 20, 2001 by and between the Company, Halco Investments, L.C. and me, I would have the power to vote an additional 10,000,000 shares which were to be deposited in a voting trust in favor of Halco Investments on terms mutually agreed upon by Halco Investments and H. Irwin Levy, the Vice Chairman of the Company. Halco Investments is controlled by me. I further reported that, after shareholder approval of the transaction, the Company's Board of Directors would appoint three persons designated by Halco Investments and certain other directors would resign. I would then have control of a majority of the Board of Directors. The Preferred Stock Purchase Agreement was approved by the shareholders on January 10, 2002; however, no voting trust in my favor was executed and my three Board of Director designees were not appointed. Consequently, I do not have control of the Board of Directors, either directly or indirectly through Halco Investments. My beneficial ownership of Shares is not 52,077,844, but 42,077,844 because I do not have voting control of the 10,000,000 shares that were supposed to be deposited into a voting trust but were not. Additionally, because of the issuance of additional shares by the Company on June 7, 2002, my percentage of beneficial ownership at present is approximately 30.6%. For the above reasons, I disclaim having a controlling interest in the Company.

      Item 5. Interest in Securities of the Issuer.

      I have the sole power to vote and dispose of 42,077,844 Shares.

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              N/A

      Item 7. Material to be Filed as Exhibits.

              N/A

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

DATE: June 28, 2002


/S/    Maurice A. Halperin
----------------------------------
Signature

Maurice A. Halperin
----------------------------------
Name and Title

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


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